

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05001107

January 10, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avnue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-10-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by the Servants of Mary, CHRISTUS Health, Trinity Health, the Sisters of Providence–Mother Joseph Province and the Premonstratensian Fathers. We also have received a letter on the proponents' behalf dated January 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: The Servants of Mary and co-proponents
% Irene Senn
Corporate Responsibility Agent
Servants of Mary
3221 South Lake Drive
St. Francis, WI 53235-3799

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00090

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of the Servants of Mary et al*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from the Servants of Mary and co-filed by the Sisters of Providence, CHRISTUS Health, Trinity Health and the Premonstratensian Fathers (collectively, the "Proponents"). The Proposal requests that GE's Board of Directors prepare a report to shareowners, at reasonable cost and omitting proprietary information, on (1) the impact on adolescent health arising from their exposure to smoking in movies or other GE programming that GE has released or distributed and (2) any plans to minimize such impacts in the future. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to GE's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Relating to GE's Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareowner proposals dealing with matters relating to "ordinary business" operations. Specifically, the Proposal requests that GE's Board of Directors prepare a report for shareowners on (1) the impact on adolescent health arising from their exposure to smoking in movies or other GE programming that GE has released or distributed and (2) any plans to minimize such impacts in the future.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareowner proposals.

A. The Proposal Involves Ordinary Business Matters Because It Relates to the Nature, Presentation and Content of Programming and Film Production.

On a number of occasions, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that the nature, presentation and content of programming and film production constitutes ordinary business matters. Accordingly, as explained in more detail below, the Staff's precedent strongly supports the conclusion that the preparation of a report in the manner requested by the Proponents implicates ordinary business matters within the meaning of Rule 14a-8(i)(7).

Through its majority-owned subsidiary, NBC Universal, GE produces and distributes creative programming for film and television. Whether the product distributed is created by NBC Universal or by a third party, the nature, presentation, and content of material is the result of collaborative efforts of many individuals, including writers, directors, actors, producers and NBC Universal executives. The financial success of each individual film or television project depends on the creative decisions made by these many participants. The extent to which tobacco products are depicted in any given film or television project is just one of the many decisions that must be made in producing such a project and is not the type of decision that is appropriate for shareowner consideration, as contemplated in the 1998 Release.

The Staff has provided no-action relief under Rule 14a-8(i)(7) with respect to proposals that specifically relate to the content, sale, distribution or manner of presenting tobacco products in films and television programs, as well as in advertising. In *Walt Disney, Co.* (avail. Nov. 10, 1997), the Staff concurred with the exclusion of a proposal requesting that the board of directors initiate a review of the ways that tobacco was portrayed in the company's films and television programs, any influences on youth smoking, and whether tobacco companies paid for product placement. The basis for the Staff's no-action response was that the *Walt Disney* proposal involved the company's ordinary business operations by relating to the nature, presentation and content of Disney's programming and film production. Similarly, in *Time Warner, Inc.* (avail. Feb. 6, 2004), the Staff concurred with the exclusion of a proposal requiring that a committee composed of outside directors be formed to review data linking tobacco use by teens with tobacco use in youth-related movies on the basis that the proposal related to the ordinary business of the nature, presentation and content of Time Warner's programming and film production.

In a manner substantially similar to the proposals in *Walt Disney* and *Time Warner* as described above, the Proposal relates to matters that are within the ordinary course of business regarding the nature, presentation and content of programming and film production. The Proposal's request that GE provide a report on the impact to teen health of teen exposure to smoking in movies is substantially similar to the request in *Walt Disney* that the board review ways that the company's films and television programs influence youth smoking and to the request in *Time Warner* that the board form a committee to review data linking tobacco use by teens with tobacco use in teen movies. In light of these precedents, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to ordinary business operations.

Moreover, the Staff's treatment of content and programming decisions involving the use of tobacco products is consistent with the Staff's decisions in similar matters not involving tobacco use. On a number of prior occasions, the Staff has concurred that matters involving the nature, presentation and content of programming are excludable because they implicate ordinary business matters. For example, in *AT&T Corp.* (avail. Feb. 21, 2001), the proposal requested the preparation of a report reviewing that company's "involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities." The proposal further requested that the report include information regarding, among other things, the company's "pornography operations in the context of existing social and environmental commitments and the company's understanding of corporate social responsibility" as well as potential legal issues regarding the company's connection to the pornography industry, including obscenity law violations, distribution of pornography to minors, and possible collusion with organized crime. The Staff concurred with the omission of the proposal as implicating AT&T's

ordinary business operations under Rule 14a-8(i)(7) because it implicated the nature, presentation and content of cable television programming. In the present case, the Proposal requests a report that seeks, in a manner substantially similar to that in *AT&T Corp.*, information relating to the nature, presentation and content of programming.

B. The Proposal Does Not Raise a Significant Social Policy Because GE Creates Film and Television Products and Does Not Manufacture Cigarettes.

Previous Staff decisions create a distinction between the portrayal of tobacco use by companies that do not manufacture cigarettes and the advertising efforts of companies that do manufacture cigarettes. For example, in *Gannett Co., Inc.* (avail. Mar. 18, 1993), the proposal requested that the company (1) prepare a report regarding how cigarette advertisements on the company's billboards or newspapers were perceived by customers, and (2) research and evaluate what policies and practices the company could adopt to "ensure that cigarette advertisers adhere to their voluntary code of cigarette advertising." The company argued that the proposal related to Gannett's ordinary business operations because specific product-oriented advertising, such as tobacco products, constituted matters within the ordinary business of the company. Moreover, Gannett asserted that the proposal did not involve a significant social policy, as Gannett was a media company and not a cigarette manufacturer. The Staff concurred with the exclusion of the proposal as ordinary business in that it related to the nature, presentation and content of news and advertising. *See also Time Warner, Inc.* (avail. Jan. 18, 1996) (Staff concurrence with the exclusion under Rule 14a-8(c)(7) of a proposal requesting that the board voluntarily implement key elements of an FDA proposal relating to advertising for cigarettes and smokeless tobacco, on the basis that the proposal involved the nature, presentation and content of advertising.)

As in the above situations, through its business unit, NBC Universal, GE is a media company and not a cigarette manufacturer. Similar to the above precedent, the Proposal does not raise a significant social policy, as it relates to one of many everyday operating decisions that NBC Universal makes with respect to its film and television programming. In this important respect, the Proposal is distinguishable from proposals regarding tobacco products that are submitted to tobacco companies, which the Staff has found typically raise significant social policy issues that preclude the applicability of Rule 14a-8(i)(7). *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2002) (Staff unable to concur with the omission of a proposal under Rule 14a-8(i)(7) relating to a request to include information regarding "full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand" and other similar health-risk information.)

C. The Proposal Is Excludable Because It Requests a Report on Ordinary Business Matters.

The Staff has taken the position that a proposal requesting the dissemination of a report does not prevent omission of the proposal under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Thus, because the substance of the report requested in the Proposal implicates GE's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller
EAI

Ronald O. Mueller

ROM/drh
Enclosure

cc: Thomas J. Kim, General Electric Company
The Servants of Mary
The Sisters of Providence
CHRISTUS Health
Trinity Health
The Premonstratensian Fathers

70301941v4

EXHIBIT A



November 5, 2004

NOV 09 2004
J.R.IMMELT

Jeffrey R. Immelt, CEO
General Electric Company (NBC/Universal Pictures)
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

The Servants of Mary is a congregation of women religious seeking to reflect its mission and values in its investments.

As Corporate Responsibility Agent of the Servants of Mary, I am authorized to submit the enclosed resolution on the health impacts on teens watching smoking in movies for inclusion in the proxy statement for the next annual meeting and for consideration and action by the shareholders at that annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Servants of Mary are the beneficial owners of 6,500 shares of General Electric common stock and will retain such stock through the company's next annual meeting. A letter of verification of ownership will be sent under separate cover.

As always, we remain open to dialogue with the company on the matter we wish to set before the shareholders. We are aware that efforts are being made to facilitate dialogue between shareholders and the company regarding this and other areas of concern. It is our hope that these conversations might lead to a mutually satisfactory way of addressing our concern in such a way that we would elect to withdraw the resolution. I look forward to participating in the dialogue.

Sincerely,

Irene Senn

Irene Senn
Corporate Responsibility Agent


the Sisters
of St. Francis
of Assisi

3221 South Lake Drive St. Francis, WI 53235-3799 Fax 414.744.7193 Phone 414.744.1160
www.lakeosfs.org

GENERAL ELECTRIC / UNIVERSAL PICTURES
HEALTH IMPACTS ON TEENS WATCHING SMOKING IN MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 57% of its PG-rated movies, 73% of its PG-13 movies, and 84% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

2005GeneralElectricUniversalPicturesHealthImpacts100104Final



Sisters of Providence

Provincial Administration • Mother Joseph Province

9 East Ninth Avenue • Spokane WA 99202-1295
509.474.4884 • (fax) 509.474.4882

506 Second Ave Suite 1200 • Seattle, WA 98104-2329
206.464.3386 • (fax) 206.464.3984

BWH

November 2, 2004

Jeffrey R. Immelt, Chairman & CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT. 06828-0001

Dear Mr. Immelt,

As women religious who have been dedicated to healthcare in North America for over a hundred years and who have experienced first hand the human and financial toll of tobacco related illnesses, we are very concerned about the number of adolescents who smoke. We are aware of the strong scientific data that shows a direct correlation between smoking in movies and the beginning of smoking by teens. A survey of the movies produced by Universal Studios, 1999-2003, showed that 34 of 48 movies with a youth rating contained smoking. As responsible shareholders we ask our company to address this issue of teens and smoking in movies.

The Sisters of Providence-Mother Joseph Province are co-filing the enclosed resolution, "Health Impacts on Teens Watching Smoking in Movies" with the Servants of Mary of Ladysmith, Wisconsin. We submit it for inclusion in the proxy statement for consideration and action by the 2005 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Sisters of Providence-Mother Joseph Province is the beneficial owner of 9,300 shares of General Electric Company stock. A letter verifying our ownership is enclosed. We have held the stock for over one year and plan to continue our holding through the 2005 annual meeting.

For matters relating to this resolution, please contact Irene Senn, OSF, 414.744.1160, the representative of the primary filer.

Sincerely,

Lynn Chappell SP

Sister Lynn Chappell, SP
Team Member/Councilor - Treasurer

Encl.: Verification of ownership
Resolution

GENERAL ELECTRIC / UNIVERSAL PICTURES
HEALTH IMPACTS ON TEENS WATCHING SMOKING IN MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 57% of its PG-rated movies, 73% of its PG-13 movies, and 84% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

2005GeneralElectricUniversalPicturesHealthImpacts100104Final

ALLIANCEBERNSTEIN™
INSTITUTIONAL INVESTMENT MANAGEMENT

Verification of Ownership

November 2, 2004

To Whom It May Concern:

This letter is to verify that Sisters of Providence – Mother Joseph Province has held 9,300 shares of General Electric Co. common stock for more than one year, and at least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently held by The Northern Trust Company who serves as custodian for Sisters of Providence – Mother Joseph Province. The shares are registered in our nominee name at The Northern Trust Company.

Sincerely,

Peter Eliot
Vice President
Bernstein Investment Research and Management
A unit of Alliance Capital Management L.P.

A unit of Alliance Capital Management L.P.
1345 AVENUE OF THE AMERICAS • NEW YORK, NY 10105-0096
212.969.1000

CHRISTUS Health®

NOV 09 2004
J.R.IMMELT



November 2, 2004

BWH

Jeffrey Immelt, CEO
General Electric (NBC)
3135 East Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

CHRISTUS Health looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about teens, movies and tobacco and the scientific evidence indicating that the more exposure to on-screen smoking adolescents receive in films (whether view in theaters, broadcast, or digital media) the more likely they are to start smoking.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by Servants of Mary of Ladysmith, WI, Ms. Irene Senn. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in General Electric. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We know that a dialogue has been set in motion to discuss this issue and we look forward to a positive outcome. However, in the meanwhile, to meet SEC requirements, we are (co)filing the resolution and would be most happy to withdraw it upon a mutually satisfactory way of dealing with the issue. We urge you to contact Ms. Irene Senn of Servants of Mary of Ladysmith, WI. Her telephone number is (414) 744-1160 or she may be reached by email at imbsenn@lakeosfs.org

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director-Community Health

DM:kg

Enclosure

cc: Irene Senn, Mike Crosby, Julie Wokaty, Sr. Susan Mika

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

GENERAL ELECTRIC / UNIVERSAL PICTURES
HEALTH IMPACTS ON TEENS WATCHING SMOKING IN MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 57% of its PG-rated movies, 73% of its PG-13 movies, and 84% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.



Mellon Global Securities Services

Allison M. Hull
Trust Officer

November 5, 2004

Mr. Jeffrey Immelt, CEO
General Electric (NBC)
3135 East Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

This letter is to inform you that Christus Health held a total of 246,200 shares of General Electric as of November 1, 2004 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and intend to hold these shares in the year ahead. This letter is being sent in conjunction with the letter from Donna Meyer regarding their intention to file.

If you have any further questions, please contact me at 412-236-4811.

Sincerely,

Allison M Hull

Allison M. Hull
Trust Officer
Custodian for Christus Health

Cc. Tiffany Pace;Christus Health

Global Securities Services
Room 1320 ~ One Mellon Center ~ Pittsburgh, PA 15258-0001
(412) 236-4811 ~ (412) 236-3226 Fax

A Mellon Financial Company



OFFICE OF THE SECRETARY-TREASURER
THE PREMONSTRATENSIAN FATHERS
ST. NORBERT ABBEY · 1016 NORTH BROADWAY · DE PERE, WISCONSIN 54115-2697
TELEPHONE: (920) 337-4398 · FAX: (920) 337-4328

November 9, 2004

Mr. Jeffrey R. Immelt
Chairman of the Board and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

NOV 10 2004
J.R.IMMELT

Dear Mr. Immelt:

The Premonstratensian Fathers are the beneficial owner of 143,904 shares of General Electric common stock and we will own at least $1,000.00 worth of common stock through the annual meeting. We will be represented in person or by proxy at the annual meeting. Certification of our ownership has been provided by our custodian, The Northern Trust Company, Chicago, Illinois. A copy of that certification is enclosed.

I hereby notify you, as concerned shareholders, of our intent to co-file with the Servants of Mary of Ladysmith, Wisconsin and the enclosed resolution entitled *Health Impacts on Teens Watching Smoking in Movies* will be submitted for consideration and action by the stockholders at the next annual meeting, and for inclusion in the Company's proxy statement, in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I do realize that persons are meeting to settle this resolution before the annual meeting. Should this be resolved, we will withdraw our resolution.

The Premonstratensian Fathers are very concerned about the use of tobacco products in movies marketed to teenagers. Young adults are the heaviest tobacco users in our country today, and we believe that eliminating the use of tobacco in such movies will help cut the use of tobacco by teen viewers.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the Corporation's proxy material the statement in support of the resolution as required by the aforesaid Rules and Regulations.

Sincerely,

(Rev.) John P. Kastenholz
Secretary-Treasurer

JPK:ma
Enclosures: 2

shareholder resolution I general electric

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

November 4, 2004

Father Robert K. Finnegan
The Premonstratensian Fathers St.Norbert Abbey
1016 North Broadway
De Pere, Wisconsin 54115-2697

This letter is in response to your request for proof of ownership for shares of General Electric Company held in your accounts as of November 3,2004.

The Premonstratensian Fathers	General Electric 89,000 Shares in account number 26-41127
Norbertine Retirement Fund Trust	General Electric 24,904 Shares in account number 26-41128
Augustine Stewardship Fund Trust	General Electric 18,000 Shares in account number 26-41129
St. Norbert Abbey Seminary & Education Fund Trust	General Electric 12,000 Shares in account number 26-41132

Regards,

James A. Hibbert
Second Vice-President
Northern Trust Company

GENERAL ELECTRIC / UNIVERSAL PICTURES
HEALTH IMPACTS ON TEENS WATCHING SMOKING IN MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 57% of its PG-rated movies, 73% of its PG-13 movies, and 84% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

2005GeneralElectricUniversalPicturesHealthImpacts100104Final



Catherine Rowan
Corporate Responsibility Consultant

BWH

NOV 08 2004
J.R. IMMELT

November 5, 2004

Mr. Jeffrey R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt,

Trinity Health, with an investment position of 100 shares of common stock in General Electric Company, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in General Electric is enclosed. Trinity Health has held stock in GE continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

The hospitals and clinics of Trinity Health each year treat thousands of patients with tobacco-related illnesses. At the same time, the health care system offers patients, employees and the general public assistance in understanding the hazards of smoking and support in their efforts to quit smoking.

We are concerned about recent studies indicating that the more smoking adolescents see in movies, the more likely they are to start smoking. We hope that our company, as a good corporate citizen, will assume its responsibility by seeing how movies its studios make may impact the health of children and youth.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Irene Senn, representing the Servants of Mary, Ladysmith, Wisconsin. I understand that the beginnings of a dialogue with the company are underway, and I hope that fruitful discussions will lead to a mutually satisfactory outcome and a withdrawal of this proposal.

Sincerely,

Catherine Rowan

Catherine Rowan, representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



November 1, 2004

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust, as Trustee/Custodian, currently holds for the beneficial interest of Trinity Health 100 shares of General Electric Common Stock as of 09/30/2004.

Further, please note that Northern Trust has continuously held, on behalf of Trinity Health, an ownership interest in General Electric continuously over the past twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Brian M. Campo

Brian M. Campo
Vice President
The Northern Trust Company

GENERAL ELECTRIC / UNIVERSAL PICTURES
HEALTH IMPACTS ON TEENS WATCHING SMOKING IN MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 57% of its PG-rated movies, 73% of its PG-13 movies, and 84% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

// PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 4, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to General Electric Company

Via fax

Dear Sir/Madam:

I have been asked by the Servants of Mary, Christus Health, Trinity Health, the Sisters of Providence and the Premonstratensian Fathers (who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of General Electric Company (hereinafter referred to either as "GE" or the "Company"), and which has submitted a shareholder proposal to GE, to respond to the letter dated December 10, 2004, sent to the Securities & Exchange Commission by Gibson Dunn & Crutcher on behalf of the Company, in which GE contends that the Proponents' shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in GE's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to prepare a report on the health impact on adolescents arising from certain of the Company's actions.

RULE 14a-8(i)(7)

1.

We acknowledge the fact that in 1997, as noted by the Company, the Staff ruled out a similar proposal on ordinary business grounds. See *The Walt Disney Company* (November 10, 1997). The Staff has subsequently reaffirmed that position in 2004 in *Time Warner, Inc.* (February 6, 2004), without however, reexamining the underlying question of whether, because of changes in the medical literature and the understanding of public health authorities, it is appropriate to change the Staff position. In this connection, we note that the Commission stated in Rel 34-40018 (May 21, 1998):

> From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.

We believe that advances in medical research since 1997 should compel the Staff to reexamine its position and determine that the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7) because it raises an important policy issue.

2.

Smoking by adolescents is one of the most important health problems facing the United States. The Proponents' shareholder proposal therefore presents an important policy issue for companies, such as GE, whose actions cause adolescents to commence smoking, thereby directly causing death and disease. In this connection, we refer the Staff to the arguments set forth in the letter dated November 22, 2004, sent by the undersigned to the Staff on behalf of the proponents of a similar shareholder proposal submitted to The Walt Disney Company, and incorporate that letter into this letter by this reference. These argument, we believe, conclusively show that, *based on the medical evidence*, the Proponents' shareholder proposal presents such an important policy issue as to preclude the application of Rule 14a-8(i)(7). This medical evidence has all been adduced since the Staff last substantively reviewed the matter in 1997 and consequently it is appropriate in the present instance for the Staff to "adjust its view with respect to [a] social policy issue[s]" (See Rel. 34-40018 (May 21, 1998). (A copy of the letter of November 22, 2004, together with its Exhibits, will be sent to Gibson Dunn & Crutcher together with the copy of this letter that is sent to them.):

In addition to the arguments set forth in the aforesaid letter of November 22, 2004, we draw the Staff's attention to the following additional indicia that the Proponents' shareholder proposal presents such an important public policy issue as to preclude the application of Rule 14a-8(i)(7):

A.

The importance and significance, as a matter of public policy, of the depiction of smoking in movies is perhaps best illustrated by the fact that the $246 billion Master Settlement Agreement between the tobacco industry and *almost every state* explicitly barred tobacco companies from using motion pictures to promote their product. Thus, the Master Settlement Agreement proves:

> Prohibition on Payments Related to Tobacco Products and Media.
> No Participating Manufacturer may, beginning 30 days after the MSA Execution Date, make, or cause to be made, any payment or other consideration to any other person or entity to use, display, make reference to or use as a prop any Tobacco Product, Tobacco Product package, advertisement for a Tobacco Product, or any other item bearing a Brand Name in any motion picture, television show, theatrical production or other live performance, live or recorded performance of music, commercial film or video, or video game ("Media"); provided, however, that the foregoing prohibition shall not apply to (1) Media where the audience or viewers are within an Adult-Only Facility (provided such Media are not visible to persons outside such Adult-Only Facility); (2) Media not intended for distribution or display to the public; or (3) instructional Media concerning nonconventional cigarettes viewed only by or provided only to smokers who are Adults.
> (Full text available at http://www.library.ucsf.edu/tobacco/litigation/msa.pdf.)

Similarly, the separate agreement with the State of Minnesota provides:

> Settling Defendants shall not make, in the connection with any motion picture made in the United States, or cause to be made any payment, direct or indirect, to any person to use, display, make reference to, or use as a prop any cigarette, cigarette package, advertisement for cigarettes, or any other item bearing the brand name, logo, symbol, motto, selling message, recognizable color or pattern of colors, or any other indicia of product identification identical or similar to, or identifiable with, those used for any brand of domestic tobacco products. (Full text available at: http://www.library.ucsf.edu/tobacco/litigation/mn/mnsettlement.pdf.)

It is therefore clear that it is an important public policy in virtually every state in the United States that children not be exposed to the depiction of smoking in movies or similar media (e.g. video).

B

The fact that most states view the exposure of children to the depiction of smoking in movies to be a matter of grave concern is also illustrated by the fact that in August, 2003, 25 state Attorneys general wrote to the Motion Picture Association of America urging it to work to reduce smoking in the movies. (See Exhibit A.) It is thus clear that the various states deem the issue raised by the Proponents' shareholder proposal to be an important matter of public policy.

C.

It is not only the states that deem the depiction of smoking in movies to be an important public policy issue. So does the Congress of the United States. The most recent hearing on smoking in movies was held before a subcommittee of the Senate Committee on Commerce, Science and Transportation on May 11, 2004. The hearing was chaired by Senator Ensign (R-NV). Excerpts from comments by various of the senators follow (see text available through Federal News Service, available via Lexis):

> SEN JOHN ENSIGN (R-NV). [In his opening remarks.] . . . Now, this senator is not a person that wants to see the First Amendment abridged. It is something that I believe very strongly in, and so this is not -- this hearing is not -- at least from my perspective, is not to call for censorship, to call for no smoking in movies, or even, as many of the attorneys general have called for, an "R" rating on the movie. That's just not something that I support. However, I do believe that there are some things that Hollywood in particular could do to be more responsible. One of the reasons for this hearing is to raise the level of this issue up to where people start taking it -- they start paying attention to it more. We want producers, directors, actors to think before they just instinctively put a cigarette in an actor's hand in a movie, what effect is that going to have on children? Do I want to be the person responsible for addicting a kid, and therefore shortening their life?. . . .
>
> [After discussing a movie that he had seen and noting that he had three children, age 12, 8 and 6.] Now, I watched it first and then allowed my 12-year-old to watch this, but then talked to him about the language, talked to him about the violence, talked to him about the smoking in the movie. As a parent, I took the responsibility to do that. Now, most of the time you can't -- you don't watch everything before your children watch it. So it would be nice, I believe, for Hollywood to do things like public service announcements before movies about teenage smoking. It would be nice if we had a tobacco rating. . . .
>
> [Addressing Mr. Valenti, head of the Motion Picture Association of America] And there are many things that you rate -- you know, coarse language is not -- it's

certainly not illegal, but you put that so parents or people who want to judge for themselves whether to watch a movie – it's just information. And I would like to see in the ratings system not an "R" rating, but at least educationally to know that there is tobacco use.

. . . we have gratuitous violence and there's been calls against gratuitous violence, and I think that those are very important things to have calls against. I think that we should have calls against gratuitous smoking in movies. Many times smoking is put in movies -- and I've heard from directors, actors that it's just too easy, and that everybody in Hollywood should take a look at what we are doing first before we – you know, before those kinds of things are just put in. (At pages 2-3.)

Subsequently, the following dialogue took place between Mr. Valenti and Senator Ensign:

Mr. VALENTI: . . . If we put an "R" rating on smoking or we said, "We'll give you some information on smoking," the environmental people would come out, as well as the cruelty to animals, as well as the alcohol people. . . I cannot tell you how many people want to be recognized in the ratings system. I have striven over the years to keep it simple, to keep it uncluttered, not burden it down, and that's the reason why we don't do it.

SEN. ENSIGN: Well, Mr. Valenti, if I may be fair, let's take the cruelty to animals. I'm a veterinarian, okay? Hollywood has responded to that, let's face it. I mean, "In this movie no animals were used." We know that every single movie that uses animals has that as a tagline. Hollywood and Americans and actors and directors, you have censorship on cruelty on animals. You don't allow that. Whether the director thinks it or not, you don't allow that, okay? I mean, we know that.

This is, though, 400,000 people a year are dying because of tobacco use. I don't understand why you can object, from a social responsibility aspect, to providing more information like a T rating when there's tobacco, and maybe having and encouraging your members and the theater owners and coming out saying that for public service announcements, especially because of the studies now -- we have scientific studies on this -- why you wouldn't want to encourage more social responsibility doing PSAs and the like in the theaters along with the tobacco rating? (At page 15.)

Senator Bill Nelson (D-FL) commented in his opening statementa:

. . . And why are they being hooked on tobacco? Now, the chairman has graciously called this hearing as the follow up to Senator McCain's hearing several months ago, of which two very interesting things came out, one with regard to movies. And that was that where a brand name cigarette, I'm talking about the brand, is shown in a movie and where a promotional of that movie is made – called a "trailer" -- that the incidence of cigarettes being in that promotional trailer is four times as great when there is a brand cigarette shown in the movie. And therefore when that promotional is shown on TV promoting the movie, guess what gets advertised, contrary to the laws of this country? (At page 4.)

Senator Ron Wyden (D-OR) said in his opening statement:

. . . I think that Senator Ensign is absolutely right when he says a big part of the challenge is to make sure that people who make movies and actors who participate in them think again before they introduce cigarettes and allow them to be used in a manner that glorifies them for children. (At page 3.)

Subsequently, Sen. Wyden had the following dialogue with Mr. Valenti:

Let me start with Mr. Valenti, a gentleman who I find I agree with virtually all of the time. But I think that he knows that I don't think this is an area where enough is being done. And I want to begin with the fundamental offer you made about we need more education, we need to make people more aware. No question about that. How many more meetings are going to be needed? And in particular, what measures are you using -- what measures is the industry using to determine that some progress is being made here? In other words, you've asked to keep government out. No member here is running around with bills in their pocket. But it would seem to me that we ought to be able to hear the industry is measuring progress in this area by A, B and C and we review it every year. And start if you would by telling me just how you all are measuring your progress as an industry in this effort to better protect the health of our children?. . . .

SEN WYDEN: I won't try to ask the same question a third time, but I'll hold the record open because I would like to have some indication of what the industry, the movie industry, is doing to measure progress in reducing the glorification of tobacco in movies.

We can have a debate about the overall figures, but since you want the government to stay out -- that's certainly a reasonable point to try to convey from your perspective, I need to know what's the industry doing and I can measure over a two, four year period, to actually reduce the incidence?. . .

SEN. WYDEN: Well, it goes back to my point. I think the ball is in your court, Mr. Valenti. I've been involved in this issue for a lot of years and I didn't come here to introduce a whole package of bills, but I guarantee you if something isn't done by the industry, there's certainly going to be efforts -- I mean, you have my friend Senator Ensign, who certainly is no wild-eyed person from the far left --

MR. VALENTI: Hardly.

SEN. WYDEN: -- speaking pretty bluntly. And so the ball is in your court and I just hope that you all will seize it and it will be dealt with that way without the Congress, because a lot of us -- the one thing we're persistent in, we're going to stay at it until we get it done. I mean, people clapped me on the back and all that in 1994 and said we'd turned the corner. We haven't done anything of the sort. I mean, every time we close a window in terms of trying to protect young people, another one opens. So I'm anxious to work with you, but the ball is in the industry's court and we've got to see progress. And I'm going to hold the record open so that you can tell us specifically how the industry, the movie industry, is measuring progress in terms of reducing the role of smoking in movies. . . .

SEN. WYDEN: No quarrel about the proposition that there are lots of ills out there and you can't solve them all. This happens to be one of the most preventable. The reason that you've got three United States senators going at this in a bipartisan way is that a lot of us think this is relatively low hanging fruit. I mean, we know that this kills young people, we know we can prevent it. We either try to prevent it early on, or we play catch up ball all through their lives. And you're absolutely right, you can't turn out the legislative sausage maker and cure all the ills. But when it comes to prevention, we think this is one you can get and that's why we feel so strongly. (At pages 15-17.)

In short, the medical evidence, the concerns expressed by the state governments and the evidence of Congressional concern all cry out for the proposition that the issue of smoking in movies involves a matter of important public and social policy for the makers of moving pictures. For that reason the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Ronald O. Mueller
All Proponents
Rev. Michael Crosby
Conrad MacKerron
Sister Pat Wolf

EXHIBIT A (2 pages)

Attorney General Lockyer Urges Motion Picture Industry to Reduce Smoking in Movies

Attorneys General From 25 States Sign Letter

August 26, 2003
03-102
FOR IMMEDIATE RELEASE
(916) 324-5500

(SACRAMENTO) – Attorney General Bill Lockyer today announced he and 24 other state Attorneys General have sent a letter to Jack Valenti, president of the Motion Picture Association of America (MPAA), calling for reduced smoking in movies.

"This important appeal asks the motion picture industry to more positively use the influence it wields over the choices our young people make," said Lockyer. "Reducing the depiction of smoking in movies will require bold action. But we believe the industry is up to the task because it shares our goal of protecting the health of our children."

Citing a recent Dartmouth University study that found reduced prevalence of cigarette smoking in movies could drastically decrease the initiation of smoking in youth, the letter states the motion picture industry "stands in a uniquely powerful position to bring about a profoundly beneficial impact on the health and well-being of millions of Americans."

The letter urges Valenti to "exercise your exemplary leadership to effect potentially far-reaching benefits for public health." It adds, "We are hopeful you will use your best efforts again here to rally the industry from being a source of the problem to being recognized as a critically important force in solving the nation's deadly problem of youth smoking."

In June, a research team from the Dartmouth Medical School published what is being called the broadest research to date showing that exposure to smoking in movies has a significant impact on youth initiation of smoking. The study, funded by the National Cancer Institute, found that children ages 10-14 who watched the highest amount of smoking in movies were nearly three times more likely to start smoking than those children who observed the least amount of smoking in movies.

While recognizing the need for further study, the researchers concluded: "The effect of exposure to movie smoking is important, both because the effect on smoking initiation is moderately strong and because the exposure is almost universal. Based on the lists of 50 randomly selected movies, only zero to two percent participants were unexposed to movie smoking. If the link between exposure to smoking in movies and smoking initiation proves to be causal, our data suggest that eliminating adolescents' exposure to movie smoking could reduce smoking initiation by half."

Lockyer on June 11, 2003, sent a letter to Valenti and major studio heads urging them to help address this critical public health problem. To date, Lockyer has not received a response from either Valenti or the studios.

In 1998, the National Association of Attorneys General passed a resolution asking actors and actresses and the motion picture industry to take steps to reduce use of tobacco by children under 18. The resolution, citing tobacco-related illnesses and deaths caused by underage smoking, urged members of the motion picture industry to voluntarily review the use of cigars and cigarettes in film to eliminate or reduce use of tobacco and tobacco products. Additionally, the resolution

EXHIBIT A (Page 2)

asked the industry to consider establishing and maintaining public education programs and other activities specifically designed to discourage children from using tobacco.

While smoking rates have declined in recent years, teens continue to smoke at an unacceptable rate. Almost 90 percent of current adult smokers began as teens, 28.5 percent of all high school students smoke, and an estimated 2,000 minors become new smokers every day, according to studies conducted by the Substance Abuse and Mental Health Services Administration (SAMHSA), under the U.S. Department of Health and Human Services, and the U.S. Centers for Disease Control.

In 1999, Lockyer established a full-time Tobacco Litigation and Enforcement Section to enforce California laws regarding the sale and marketing of tobacco products. The section also enforces the national Master Settlement Agreement (MSA) reached with tobacco companies in November 1998. In fighting youth smoking, Lockyer has sued out-of-state retailers who sell to minors over the Internet. In addition, he and other state Attorneys General have reached voluntary agreements that will cut minors' access to tobacco at Walgreens, and gas stations and stores operating under the Exxon, Mobil, BP, Amoco and ARCO brand names.

Californians who suspect violations of state tobacco laws or the MSA can file complaints by calling 916-565-6486 at any time, or by writing to the Tobacco Litigation and Enforcement Section at P.O. Box 944255, Sacramento, CA 94244-2550. Additional information is available on the Attorney General's web site at http://www.ag.ca.gov/tobacco/.

Also signing the letter to Valenti were Attorneys General of the following jurisdictions: Arkansas, Colorado, Connecticut, Hawaii, Illinois, Maine, Maryland, Massachusetts, Minnesota, Mississippi, N. Mariana Islands, New Hampshire, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Tennessee, Utah, Vermont, Washington and West Virginia.

####

BACK



To: Heather Maples
Corp Fin
SEC
Via FAX 202-942-9525

From: Paul M. Neuhauser
Tel + fax 941-349-6164

Re: Shareholder proposal submitted to GE

# of pages, including this page = 10

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requests that the board of directors report to shareholders on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming that GE has released or distributed and any plans to minimize that impact in the future.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel